02017177

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2002
(February 26, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

SEPS NY #411597 v.1

Exhibit Index begins on page 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc ("BSkyB") announcing the resignation of Mr. Jay Itzkowitz from the BSkyB Board of Directors as an alternate director effective January 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: 2/27/02

D. G. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

	Exhibit	Page No. in Sequential Numbering System
A.	Press release of British Sky Broadcasting Group plc dated February 26, 2002.	5

Exhibit A

sky

26 February 2002

BRITISH SKY BROADCASTING GROUP PLC
Resignation of Board Member

The Board of British Sky Broadcasting Group plc has today received notification that Jay Itzkowitz has resigned as an alternate director of British Sky Broadcasting Group plc with effect from 31 January 2002.

Enquiries:

Analysts/Investors:

Andrew Griffith Tel: 020 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles Tel: 020 7705 3267

E-mail: corporate.communications@bskyb.com